Filed by Cooper Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-31330

Date:  September 20, 2012

Cooper Industries plc

VERBAL VOTE SCRIPT

INTRODUCTION

Hello, may I speak to Mr. / Ms. (Shareholder).

This call is regarding an investment you have in Cooper Industries plc. My name is _______________. I am calling on behalf of Cooper Industries’ proxy solicitor, D.F. King & Co., Inc.

As you may be aware, on May 21, 2012 Cooper Industries agreed to be acquired by Eaton Corporation. For each Cooper share owned, Cooper shareholders will receive $39.15 in cash and 0.77479 of a share of a newly formed Irish holding company that will wholly own both Cooper and Eaton following the completion of the transaction.

I want to make sure you received proxy materials for both the Cooper Special Court-Ordered Meeting as well as Cooper Extraordinary General Meeting. Did you receive the materials? YES / NO

If YES, provide REASON FOR CALL.

If NO, read PART 1 below, and end call.

REASON FOR CALL

On October 26, 2012, Cooper Industries will hold its Special Court-Ordered Meeting as well as Extraordinary General Meeting. At these meetings you will have the opportunity to vote on the Proposal to approve the scheme of arrangement for the Cooper Court-Ordered Meeting and 7 Resolutions at the Extraordinary General Meeting.

The board of directors of Cooper recommends that Cooper shareholders vote FOR the Proposal to approve the scheme of arrangement for the Cooper Court-Ordered Meeting and vote FOR Resolutions 1 through 7 for the Cooper Extraordinary General Meeting.

Do you wish to vote your shares? (if shareholder wants to know the complete text of the proposal and/or resolutions, skip to PROPOSALS). If not, continue to VOTING.

PART 1

Remail procedure - Disposition 14 - Remail to Old Address

If shareholder did not receive the materials then the rep should make sure that the address on file is correct. The rep should say the following:

“I would like to take a moment to verify the address we have on record for you. (Read the address we have on file to the shareholder). Is this address correct?”

If the answer is “YES”. Rep should state the following to the shareholder: (If NO - See PART II)

Mr./Ms.                                               , I have placed a request to have a new set of proxy materials sent to the address on record.  One proposal for the Special-Court Ordered Meeting and 7 resolutions will be voted on at the Extraordinary General Meeting. When you receive the proxy statement you may call us at 1-800-859-8508 and we will be happy to answer any questions you may have and take your vote over the telephone.

NOTE: System should record this request as disposition “14 - Remail to Old Address”

The call is terminated at this point. Account is dispositioned as “14 - Remail to Old Address.”

PART II

Remail Procedure - Disposition 15 - Remail to New Address

If the answer is NO (address on file is incorrect). Rep should state the following to the shareholder:

“I would like to take a moment to record your correct address and have a new set of material mailed to you promptly.”  (Input shareholder’s correct address into the system)

Rep should verify the correct address. Read the address back to the shareholder.

Mr./Ms.                                               , I have placed a request to have a new set of proxy materials sent to you.  There is one proposal for the Special-Court Ordered Meeting and 7 resolutions that will be voted on at the Extraordinary General Meeting. When you receive the proxy statement you may call us at 1-800-859-8508 and we will be happy to answer any questions you may have and take your vote over the telephone.

NOTE: System should record this request as disposition “15 - Remail to New Address”

The call is terminated at this point. Account is dispositioned as “15 - Remail to New Address.”

PROPOSALS

The items to be voted on at the Court-Ordered Meeting:

Cooper shareholders are being asked to consider and vote on a proposal at the special court-ordered meeting to approve the scheme of arrangement

The items to be voted on at the Extraordinary General Meeting:

EGM Resolution #1: To approve the scheme of arrangement;

EGM Resolution #2: To approve the cancellation of any Cooper ordinary shares in issue prior to 10:00 pm, Irish time, on the day before the Irish High Court hearing to sanction the scheme

EGM Resolution #3:  To authorize the directors of Cooper to allot and issue new Cooper shares, fully paid up, to New Eaton in connection with effecting the scheme;

EGM Resolution #4: To amend the articles of association of Cooper so that any ordinary shares of Cooper that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Eaton for the same consideration as the Cooper scheme shares;

EGM Resolution #5:  To approve the reduction of the share premium of New Eaton resulting from (i) the issuance of New Eaton shares pursuant to the scheme and (ii) a subscription for New Eaton shares by Turlock prior to the merger, in order to create distributable reserves of New Eaton;

EGM Resolution #6:  To approve, on a non-binding advisory basis, specified compensatory arrangements between Cooper and its named executive officers relating to the transaction; and

EGM Resolution #7:  To adjourn the Cooper EGM, or any adjournments thereof, to solicit additional proxies if there are insufficient proxies at the time of the EGM to approve the scheme of arrangement or resolutions 2 through 6. This is referred to as the “Cooper EGM adjournment proposal.”

Continue to VOTING.

VOTING

The rep will ask:

May we take your vote?

If YES: Mr. / Ms. ______, your vote is very important.

The Board of Directors of Cooper Industries recommends that you vote FOR Proposal 1 for the Cooper Court-Ordered Meeting and FOR the 7 resolutions for the Cooper Extraordinary General Meeting.

Mr. / Ms.____________, will you be following the recommendation of Cooper’s Board of Directors?

If you wish we can take your vote over the phone at this time.

Do you have any questions?

Go to VERBAL VOTE BRANCH.

IF NO: May I ask why?

Do you have any administrative questions that I can help you with? I cannot answer any questions you might have in relation to the merits of the offer, but I can pass your details to the financial advisor to Cooper who will contact you. Would you like me to do that?

At your earliest convenience, please sign, date, and mail the proxy card or cast your vote by telephone or the Internet by following the instructions on your voting instruction form.

Thank you for your time.

If you have any questions, please call us at 1-800-859-8508.

(END CALL WITH APPROPRIATE DISPOSITION)

VERBAL VOTE BRANCH

In order to record your vote, I will be recording this portion of the call.

Do I have your permission to continue?

If YES:

I will ask you to verify your full name and address and that you have received the proxy statement. For security and verification purposes, I will also ask you to confirm that you are authorized to direct the voting of these shares

Are you ready?

If YES:

First, I will re- introduce myself.

My name is__________________ calling from DF King & Co. on behalf of Cooper Industries.

Today’s date is____________

The time is__________

May I please have your full name?

(Display full name)

Thank you.

May I please have your full address?

(Display full address)

Thank you.

Please confirm that you are authorized to direct the voting of these Cooper shares.

Thank you.

Mr. / Ms.___________, have you received the Cooper Industries’ proxy statement for the Court-Ordered Meeting and the Extraordinary Meeting to be held TBD?

If YES:

The Board of Directors of Cooper Industries is asking you to consider proposals which they have studied carefully. They recommend that you vote FOR proposal 1 for the Cooper Court-Ordered Meeting and FOR the 7 resolutions for the Cooper Extraordinary General Meeting. Would you like to follow the Board’s recommendations?

If YES:

(System will automatically vote FOR ALL items) Go to CLOSE.

If NO:

Then let’s record your vote separately for each proposal.

Proposal 1 for Court-Ordered Meeting:

________ Approve Scheme of Arrangement

Seven Resolutions for Extraordinary General Meeting:

___________ Resolution #1: To approve the scheme of arrangement;

___________ Resolution #2: To approve the cancellation of any Cooper ordinary shares in issue prior to 10:00 pm, Irish time, on the day before the Irish High Court hearing to sanction the scheme

___________ Resolution #3:  To authorize the directors of Cooper to allot and issue new Cooper shares, fully paid up, to New Eaton in connection with effecting the scheme;

____________ Resolution #4: To amend the articles of association of Cooper so that any ordinary shares of Cooper that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Eaton for the same consideration as the Cooper scheme shares;

____________Resolution #5:  To approve the reduction of the share premium of New Eaton resulting from (i) the issuance of New Eaton shares pursuant to the scheme and (ii) a subscription for New Eaton shares by Turlock prior to the merger, in order to create distributable reserves of New Eaton;

_____________ Resolution #6:  To approve, on a non-binding advisory basis, specified compensatory arrangements between Cooper and its named executive officers relating to the transaction; and

_____________ Resolution #7:  To adjourn the Cooper EGM, or any adjournments thereof, to solicit additional proxies if there are insufficient proxies at the time of the EGM to approve the scheme of arrangement or resolutions 2 through 6. This is referred to as the “Cooper EGM adjournment proposal.”

CLOSE

Mr. / Ms. _________ (shareholder of record), I have recorded your vote which also constitutes your appointment of D.F. King & Co., Inc. as agent to record your instructions as directed by you for all of your shares of Cooper Industries for the Court-Ordered Meeting and Extraordinary General Meeting:

To confirm for the Court-Ordered Meeting, you voted:

______ Proposal One

and for the Extraordinary General Meeting, you voted:

   ______ Resolution One

______ Resolution Two

______ Resolution Three

______ Resolution Four

______ Resolution Five

______ Resolution Six

______ Resolution Seven

Is this correct?

If YES:

You will be mailed a letter confirming your vote.

Thank you for your time. If you have any questions, please call us at 1-800-859-8508.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper are commencing sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

(1)  Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Participants in the Solicitation

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This communication may contain forward-looking statements concerning the Transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Statement Required by the Takeover Rules

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1 percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).